Exhibit 99.1

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

CMB.TECH ANNOUNCES FINAL YEAR RESULTS
TRANSFORMATIONAL YEAR AND STRONG EARNINGS

ANTWERP, Belgium, 27 March 2025 – CMB.TECH NV (“CMBT”, “CMB.TECH” or “the Company”) (NYSE: CMBT & Euronext: CMBT) reported its final financial results today for the full year ended 31 December 2024.

HIGHLIGHTS 2024

•	Profit of USD 93.1 million in Q4 2024 bringing full year profit to USD 870.8 million
•	Total contract backlog increased to USD 2.94 billion
•	Name change from Euronav to CMB.TECH (ticker symbol CMBT)
•	CMB.TECH focused on its fleet rejuvenation with 21 newbuild deliveries
•	Further fleet expansion with 1 container vessel, 2 dry bulk carriers, 2 product tankers, 6 chemical tankers and 2 CTVs contracted in 2024 & Q1 2025
•	Sale of 6 older Suezmaxes, 4 older VLCCs and 1 container vessel
•	New hydrogen engine R&D Center in Japan
•	Sale of Euronav Ship Management Hellas (ESMH) to Anglo- Eastern Univan Group

HIGHLIGHTS Q1 2025

•	CMB.TECH joins forces with MOL to jointly own and charter a total of 9 ammonia-fuelled vessels
•	Share purchase agreement with Hemen Holding Limited for the acquisition of 81,363,730 shares in Golden Ocean Group Limited

For the fourth quarter of 2024, the company realised a net gain of USD 93.1 million or USD 0.48 per share (fourth quarter 2023: a net gain of USD 406.6 million or USD 2.01 per share). EBITDA (a non-IFRS measure) for the same period was USD 180.4 million (fourth quarter 2023: USD 474.4 million).
Alexander Saverys (CEO) said:
“In 2024, Euronav became CMB.TECH. We transitioned from being a pure-play crude oil carrier to a future-proof and diversified maritime group. Our strategy of diversification and decarbonisation is in full swing: we have taken delivery of 21 newbuildings, we have sold 10 older tankers, we have ordered 13 new ships, we have inaugurated our hydrogen production facility in Walvis Bay (Namibia) and we have opened our Hydrogen Engine R&D Centre in Japan. In the first quarter of 2025, we acquired the shares of Golden Ocean from Hemen Holding Ltd. and signed a landmark agreement with MOL for nine ammonia-fuelled ships, which is an important milestone towards the shipping industry's goals of achieving zero emissions by 2050. More than ever, we are decarbonising today to navigate tomorrow!”

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 1 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

CMB.TECH FLEET DEVELOPMENTS
RECAP 2024
In 2024, CMB.TECH focused on its fleet rejuvenation with 21 newbuild deliveries (3 Suezmaxes, 8 dry bulk carriers, 4 container vessels, 4 chemical tankers, and 2 CTVs) and the sale of 6 older Suezmaxes, 4 older VLCCs and one container vessel. Furthermore, the company also ordered an additional 7 vessels (2 Newcastlemaxes, 2 product tankers, one container vessel and 2 CSOVs).
VESSELS CAPITAL GAIN IN USD
The total capital gain in 2024 amounted to USD 635.0 million and in Q1 2025 the capital gain will amount to approximately USD 46.5 million.
CORPORATE UPDATE
CMB.TECH has entered into a share purchase agreement with Hemen Holding Limited for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8%1 of Golden Ocean’s outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen), at a price of USD 14.49 per share.
On 21 March 2025, Golden Ocean Group Limited announced the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the Company. Taking into account these changes, the Board of Directors currently consists of Mr. James O’Shaughnessy, Ms. Tonesan Amissah, Mr. Patrick De Brabandere and Mr. Patrick Molis.
MARKET & OUTLOOK
An overview and outlook of the markets can be found in our Q4 2024 press release.

1 Excluding treasury shares

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 2 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Key figures

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Revenue	226,029	268,633	940,246	1,235,127
Other operating income	8,254	3,811	50,660	23,316

Raw materials and consumables	(1,576)	—	(3,735)	—
Voyage expenses and commissions	(42,692)	(38,418)	(174,310)	(142,090)
Vessel operating expenses	(52,817)	(57,545)	(199,646)	(231,033)
Charter hire expenses	(3)	(2,071)	(138)	(4,500)
General and administrative expenses	(24,616)	(21,983)	(77,766)	(62,532)
Net gain (loss) on disposal of tangible assets	71,114	323,327	635,017	372,444
Depreciation	(43,911)	(49,417)	(166,029)	(221,040)
Impairment losses	(1,847)	—	(1,847)	—

Net finance expenses	(47,096)	(18,004)	(130,650)	(104,729)
Share of profit (loss) of equity accounted investees	(1,418)	(915)	920	(927)
Result before taxation	89,421	407,418	872,722	864,036

Tax benefit (expense)	3,709	(835)	(1,893)	(6,009)
Profit (loss) for the period	93,130	406,584	870,829	858,027

Attributable to: Owners of the Company	93,130	406,584	870,829	858,027

Information per share:

(in USD per share)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic) *	194,216,835	202,035,555	196,041,579	201,901,743
Result after taxation	0.48	2.01	4.44	4.25

*	The number of shares issued on 31 December 2024 is 220,024,713. However, the number of shares excluding the own shares held by CMB.TECH at 31 December 2024 is 194,216,835.

EBITDA reconciliation:

(in thousands of USD)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Profit (loss) for the period	93,130	406,584	870,829	858,027
+ Net interest expenses	47,096	17,592	130,650	105,110
+ Depreciation of tangible and intangible assets	43,911	49,417	166,029	221,040
+ Income tax expense (benefit)	(3,709)	835	1,893	6,009
EBITDA (unaudited)	180,428	474,428	1,169,401	1,190,186

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 3 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

EBITDA per share:

(in USD per share)	Fourth Quarter 2024	Fourth Quarter 2023	YTD 2024	YTD 2023

Weighted average number of shares (basic)	194,216,835	202,035,555	196,041,579	201,901,743
EBITDA	0.93	2.35	5.97	5.89

All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
In USD per day	Full year 2024	Full year 2023
VLCC
Average spot rate (in TI Pool)*	44,600	47,600
Average time charter rate**	46,600	48,500
SUEZMAX
Average spot rate***	45,600	55,700
Average time charter rate	31,000	30,500
DRY-BULK VESSELS
Average spot rate***	30,600
CONTAINER VESSELS
Average time charter rate	29,400
CHEMICAL TANKERS
Average spot rate*	25,600
Average time charter rate	19,900
OFFSHORE WIND (CTV)
Average time charter rate	2,973
*CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical offhire days)
**Including profit share where applicable
*** Reporting load-to-discharge, in line with IFRS 15

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 4 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Difference between Q4 2024 preliminary results and Q4 2024 final results
The only difference is situated in the balance sheet which is related to a netting of deferred tax assets and liabilities for an amount of USD 6.6 million.
Independent auditor's procedures
The statutory auditor, BDO Bedrijfsrevisoren - Réviseurs d’Entreprises, represented by Veerle Catry, has confirmed that the audit procedures, which have been in relation to the financial information for the year ended 31 December 2024 in accordance with the International Standards on Auditing are substantially completed and have not revealed any material corrections required to be made to the financial information included in the company’s annual announcement.
CMB.TECH highlights in 2024
24 January 2024
The Newcastlemax the Mineral Luxembourg (2024 – 210,000 dwt) was delivered.

6 February 2024
CMB.TECH took delivery of Suezmax Bristol (2024 – 156,851).
7 February 2024
Euronav NV (now CMB.TECH NV) held a Special Meeting of Shareholders to approve the purchase of 100% of the shares of CMB.TECH Enterprises NV for a total purchase price of USD 1.150 billion in cash.
12 February 2024
CMB.TECH, in partnership with Yara Clean Ammonia, North Sea Container Line and Yara International, announced the order of the world's first ammonia-powered container ship, Yara Eyde.
14 February 2024
The group announced the launch of the mandatory public takeover bid by CMB on all the shares in Euronav NV (now CMB.TECH NV).
26 February 2024
CMB.TECH announced it had concluded an order for two product tankers with China Merchants Jinling Shipyard (Yangzhou) Dingheng Co.
18 March 2024
The group confirmed that the acceptance period of the mandatory public takeover bid launched by CMB NV (the "Bidder") for all shares issued by Euronav NV (now CMB.TECH) not already owned by CMB or its affiliates (the "Bid"), expired on 15 March 2024.
19 March 2024
The Newcastlemax the Mineral France (2024 – 210,000 dwt) was delivered.
20 march 2024
CMB.TECH has sold the VLCC Nectar (2008 – 307,284 DWT), VLCC Newton (2009 – 307,208 DWT), and VLCC Noble (2008 – 307,284 DWT). The vessels were delivered to their new owner during Q2 2024 and a capital gain of approximately USD 82.7 million was booked.
22 March 2024
CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 4,719,534 of its own shares.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 5 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

29 March 2024
CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 2,620,931 of its own shares.
8 April 2024
CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 412,926 of its own shares.
12 April 2024
The group took delivery of the Bochem Casablanca (2024- 25,000 dwt).
15 April 2024
CMB.TECH announced it had purchased on NYSE and on Euronext Brussels a total of 263,771 of its own shares.
16 April 2024
CMB.TECH and Anglo-Eastern Univan Group (“Anglo-Eastern”) announced a Heads of Agreement (“HoA”) for the sale and purchase of Euronav Ship Management Hellas (“ESMH”), Euronav (now CMB.TECH)’s ship management arm.
2 May 2024
Cleanergy Solutions Namibia (a joint venture between CMB.TECH and the Ohlthaver & List Group) welcomed His Majesty the King of the Belgians and His Excellency dr. Nangolo Mbumba, President of the Republic of Namibia to Cleanergy’s hydrogen production and refuelling station in Walvis Bay, Namibia.
13 May 2024
CMB.TECH took delivery of the CMA CGM Baikal. This ship had been previously sold and a capital gain of USD 15.6 million was booked in Q2 2024.
16 May 2024
The group held its General Meeting of Shareholders.
23 May 2024
CMB.TECH and Damen signed a collaboration agreement on four hydrogen-powered ASD Tugs. Built by Damen, these vessels will use CMB.TECH's innovative dual fuel hydrogen technology that will significantly reduce emissions.
24 May 2024
The group took delivery of Windcat 57, the first CTV of the new hydrogen-powered MK5 series. The vessel is deployed in Scotland.
10 June 2024
FRS Windcat Polska, together with Gdansk based shipyard ALU International, has ordered two hydrogen-powered newbuild CTVs, dedicated to the Polish offshore wind industry.
18 June 2024
The group successfully completed the sale of Euronav Ship Management Hellas (ESMH) to Anglo- Eastern.
24 June 2024
CMB.TECH took delivery of the fifth super-eco Newcastlemax Mineral Deutschland (2024 – 210,000 dwt).
28 June 2024
CMB.TECH took delivery of the Bochem Shanghai (2024 – 25,000 dwt).

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 6 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

2 July 2024
The Extraordinary General meeting approved the name change from Euronav to CMB.TECH.
15 July 2024
The group changed its ticker from EURN to CMBT.
5 August 2024
The Newcastlemax Mineral Italia (2024 – 210,000 dwt) was delivered.
6 August 2024
The container vessel CMA CGM Etosha (2024 – 6,000 TEU) was delivered.
8 August 2024
The chemical tanker Bochem New Orleans (2024 – 25,000 dwt) was delivered.
28 August 2024
The Newcastlemax Mineral Danmark (2024 – 210,000 dwt) was delivered.
4 September 2024
JPNH2YDRO, a joint venture between CMB.TECH, TSUNEISHI Facilities & Craft and Kambara Kisen, held an official ceremony to inaugurate the new hydrogen engine R&D Center.
26 September 2024
CMB.TECH sold two Suezmax vessels, Statia (2006, 150,205 dwt) & Sapphira (2008, 150,205 dwt) to a wholly owned subsidiary of CMB NV as part of the fleet rejuvenation.
1 October 2024
The name change of Euronav NV to CMB.TECH NV, which was approved by shareholders at the Extraordinary General Meeting of Euronav NV on 2 July 2024, became effective.
7 October 2024
The Suezmax Helios (2024 - 156,790 dwt) was delivered.
8 October 2024
The Newcastlemax Mineral Eire (2024 – 210,000 dwt) was delivered.
15 October 2024
The Newcastlemax Mineral Hellas (2024- 210,000 dwt) was delivered.
15 October 2024
The chemical tanker Bochem Brisbane (2024 - 25,000 dwt) was delivered.
16 October 2024
The container vessel CMA CGM Dolomites (2024 - 6,000 TEU) was delivered.
23 October 2024
CMB reopened its Belgian public takeover bid on all shares in CMB.TECH not already owned by CMB or persons affiliated with it.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 7 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

21 November 2024
The public takeover bid launched by CMB NV on all shares in CMB.TECH, not already owned by CMB or persons affiliated with it, expired.
22 November 2024
The Newcastlemax Mineral Espana (2024 – 210,000 dwt) was delivered.
25 November 2024
The Suezmax Orion (2024 - 156,790 dwt) was delivered.
9 December 2024
CMB.TECH sold three Suezmax vessels, Selena (2007, 150,205 dwt), Cap Victor (2007, 158,853 dwt) & Cap Felix (2008, 158,765 dwt).
18 December 2024
The group, together with Damen Shipyards, successfully launched the second Windcat CSOV in the water in Vietnam.

Events occurring after the end of the financial year ending 31 December 2024
On 31 December 2024, CMB.TECH has sold the Suezmax Cap Lara (2007, 158,826 dwt). The sale will generate a capital gain of USD 18.78 million. The vessel was delivered to its new owner on 10 March 2025.
On 7 January 2025, the Company took delivery of Newcastlemax Mineral Portugal (2025 - 210,754 dwt).
On January 13, 2025, Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen-powered (dual fuel) multifunctional harbour utility vessel (MPHUV) with Neptune Construction. Delivery is scheduled end 2025, beginning 2026.
On 23 January 2025, the Company took delivery of Newcastlemax Mineral Osterreich (2025- 210,761 dwt).
On 27 January 2025, the VLCC Alsace (2012 – 299,999 DWT) has successfully been delivered to its new owner. A capital gain of approximately USD 27.46 million will be accounted for in Q1 2025.
The Windcat 6 has also been sold, after 18 years of service. The sale will generate a capital gain of 0.25 million USD. The vessel was delivered to its new owner in Q1 2025.
On 4 March 2025, CMB.TECH NV announced that it has entered into a share purchase agreement with Hemen Holding Limited for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8%[1] of Golden Ocean’s outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen), at a price of USD 14.49 per share.

On 24 March 2025, CMB.TECH announced that it has signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for nine ammonia-powered vessels. These vessels will be among the world's first ammonia-powered Newcastlemax bulk carriers and chemical tankers. The delivery of these ships is expected between 2026 and 2029. Three ammonia-fitted 210.000 dwt Newcastlemax bulk carriers currently on order at Qingdao Beihai Shipyard will be jointly owned by CMB.TECH and MOL and chartered to MOL for a period of 12 years each. Six chemical tankers - two ammonia fitted and four ammonia-ready - have been ordered at China Merchants Jinling Shipyard (Yangzhou) by CMB.TECH and chartered to MOLCT for 10 and 7 years each respectively.

On 21 March 2025, Golden Ocean Group Limited announced the appointment by the Board of Directors of Mr. Patrick De Brabandere and Mr. Patrick Molis as Directors of the Company. Taking into account these changes, the Board of

2 Excluding treasury shares

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 8 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Directors currently consists of Mr. James O’Shaughnessy, Ms. Tonesan Amissah, Mr. Patrick De Brabandere and Mr. Patrick Molis. In March 2025, the Company took delivery of the CTV Hydrocat 60.

Financial calendar 2025
10 April 2025
Annual report 2024 available on the website
14 May 2025
Announcement of first quarter results 2025
15 May 2025
Annual General Meeting of Shareholders
7 August 2025
Announcement of second quarter results 2025
14 August 2025
Half year report 2025 available on website
13 November 2025
Announcement of third quarter results 2025
26 February 2026
Announcement of fourth quarter results 2025

The Supervisory Board, represented by Marc Saverys, its Chairman, and the Management Board, represented by Alexander Saverys, Chief Executive Officer, and Ludovic Saverys, Chief Financial Officer, hereby confirm, in the name and for account of CMB.TECH that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2024 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of CMB.TECH NV.

On behalf of the Supervisory Board and the Management Board:

Alexander Saverys	Marc Saverys
Chief Executive Officer	Chairman of the Supervisory Board

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 9 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Annual report available on the website – 10 April 2025

About CMB.TECH
CMB.TECH (all capitals) is a diversified and future-proof maritime group. We own and operate more than 150 seagoing vessels: crude oil tankers, dry bulk vessels, container ships, chemical tankers, offshore wind vessels & workboats. We also offer hydrogen and ammonia fuel to customers, through own production or third-party producers.
The company is headquartered in Antwerp, Belgium, and has offices across Europe, Asia, United States and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol CMBT.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 10 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Condensed consolidated statement of financial position
(in thousands of USD)

	December 31, 2024	December 31, 2023
ASSETS

Non-current assets
Vessels	2,617,484	1,629,570
Assets under construction	628,405	106,513
Right-of-use assets	1,910	32,936
Other tangible assets	21,628	644
Prepayments	1,657	—
Intangible assets	16,187	14,194
Receivables	75,076	2,888
Investments	61,806	518
Deferred tax assets	10,074	280

Total non-current assets	3,434,227	1,787,543

Current assets
Inventory	26,500	22,511
Trade and other receivables	235,883	307,111
Current tax assets	3,984	869
Cash and cash equivalents	38,869	429,370
	305,236	759,861

Non-current assets held for sale	165,583	871,876

Total current assets	470,819	1,631,737

TOTAL ASSETS	3,905,046	3,419,280

EQUITY and LIABILITIES

Equity
Share capital	239,148	239,148
Share premium	460,486	1,466,529
Translation reserve	(2,045)	235
Hedging reserve	2,145	1,140
Treasury shares	(284,508)	(157,595)
Retained earnings	777,098	807,916

Equity attributable to owners of the Company	1,192,324	2,357,373

Non-current liabilities
Bank loans	1,450,869	362,235
Other notes	198,887	198,219
Other borrowings	667,361	71,248
Lease liabilities	1,451	3,363
Other payables	—	146
Employee benefits	1,060	1,669
Provisions	—	274
Deferred tax liabilities	438	—

Total non-current liabilities	2,320,066	637,154

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 11 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Current liabilities
Trade and other payables	79,591	124,013
Current tax liabilities	9,104	4,768
Bank loans	201,937	166,124
Other notes	3,733	3,733
Other borrowings	95,724	92,298
Lease liabilities	2,293	33,493
Provisions	274	324

Total current liabilities	392,656	424,753

TOTAL EQUITY and LIABILITIES	3,905,046	3,419,280

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 12 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2024	2023
	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023
Shipping income
Revenue	940,246	1,235,127
Gains on disposal of vessels/other tangible assets	635,019	372,444
Other operating income	50,660	23,316
Total shipping income	1,625,925	1,630,887

Operating expenses
Raw materials and consumables	(3,735)	—
Voyage expenses and commissions	(174,310)	(142,090)
Vessel operating expenses	(199,646)	(231,033)
Charter hire expenses	(138)	(4,500)
Loss on disposal of vessels/other tangible assets	(2)	—
Depreciation tangible assets	(163,148)	(219,428)
Depreciation intangible assets	(2,881)	(1,612)
Impairment losses	(1,847)	—
General and administrative expenses	(77,766)	(62,532)
Total operating expenses	(623,473)	(661,195)

RESULT FROM OPERATING ACTIVITIES	1,002,452	969,692

Finance income	38,689	67,168
Finance expenses	(169,339)	(171,897)
Net finance expenses	(130,650)	(104,729)

Share of profit (loss) of equity accounted investees (net of income tax)	920	(927)

PROFIT (LOSS) BEFORE INCOME TAX	872,722	864,036

Income tax benefit (expense)	(1,893)	(6,009)

PROFIT (LOSS) FOR THE PERIOD	870,829	858,027

Attributable to:
Owners of the company	870,829	858,027

Basic earnings per share	4.44	4.25
Diluted earnings per share	4.44	4.25

Weighted average number of shares (basic)	196,041,579	201,901,743
Weighted average number of shares (diluted)	196,041,579	201,901,743

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 13 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2024	2023
	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023

Profit/(loss) for the period	870,829	858,027

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	200	(116)

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	(2,280)	259
Cash flow hedges - effective portion of changes in fair value	1,005	(6,164)
Cash flow hedges - effective portion unwinding	—	(25,749)

Other comprehensive income (expense), net of tax	(1,075)	(31,770)

Total comprehensive income (expense) for the period	869,754	826,257

Attributable to:
Owners of the company	869,754	826,257

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 14 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Condensed consolidated statement of changes in equity
(in thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2023	239,148	1,678,336	(24)	33,053	(163,024)	385,976	2,173,465

Profit (loss) for the period	—	—	—	—	—	858,027	858,027
Total other comprehensive income (expense)	—	—	259	(31,913)	—	(116)	(31,770)
Total comprehensive income (expense)	—	—	259	(31,913)	—	857,911	826,257

Transactions with owners of the company
Dividends to equity holders	—	(211,807)	—	—	—	(434,487)	(646,294)
Treasury shares delivered in respect of share-based payment plans	—	—	—	—	5,429	—	5,429
Equity-settled share-based payment	—	—	—	—	—	(1,484)	(1,484)
Total transactions with owners	—	(211,807)	—	—	5,429	(435,971)	(642,349)

Balance at December 31, 2023	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373

Profit (loss) for the period	—	—	—	—	—	870,829	870,829
Total other comprehensive income (expense)	—	—	(2,280)	1,005	—	200	(1,075)
Total comprehensive income (expense)	—	—	(2,280)	1,005	—	871,029	869,754

Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)
Dividends to equity holders	—	(1,006,043)	—	—	—	(104,877)	(1,110,920)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)
Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)

Balance at December 31, 2024	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 15 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

Condensed consolidated statement of cash flows
 (in thousands of USD)

	2024	2023
	Jan. 1 - Dec. 31, 2024	Jan. 1 - Dec. 31, 2023
Cash flows from operating activities
Profit (loss) for the period	870,829	858,027

Adjustments for:	(355,549)	(40,034)
Depreciation of tangible assets	163,148	219,428
Depreciation of intangible assets	2,881	1,612
Impairment losses	1,847	—
Provisions	(325)	(295)
Income tax (benefits)/expenses	1,893	6,009
Share of profit of equity-accounted investees, net of tax	(920)	927
Net finance expense	130,650	104,729
(Gain)/loss on disposal of assets	(635,017)	(372,444)
(Gain)/loss on disposal of subsidiaries	(19,706)	—

Changes in working capital requirements	39,307	105,881
Change in cash guarantees	(46,869)	12,234
Change in inventory	5,197	19,132
Change in receivables from contracts with customers	95,930	43,036
Change in accrued income	7,410	(2,286)
Change in deferred charges	(6,065)	2,096
Change in other receivables	3,317	1,163
Change in trade payables	(14,867)	17,336
Change in accrued payroll	(94)	603
Change in accrued expenses	(18,999)	8,686
Change in deferred income	6,602	(187)
Change in other payables	7,758	263
Change in provisions for employee benefits	(13)	3,805

Income taxes paid during the period	(4,549)	(6,675)
Interest paid	(109,136)	(130,375)
Interest received	17,112	50,556
Dividends received from equity-accounted investees	1,050	—

Net cash from (used in) operating activities	459,064	837,380

Acquisition of vessels and vessels under construction	(1,114,907)	(337,195)
Proceeds from the sale of vessels	1,718,862	1,206,636
Acquisition of other tangible assets and prepayments	(5,022)	(1,407)
Acquisition of intangible assets	(1,541)	(60)
Proceeds from the sale of other (in)tangible assets	2,000	—
Loans from (to) related parties	(4,485)	—
Net cash on deconsolidation / sale of subsidiaries	822	—
Investments in other companies	(45,000)	—
Net cash paid in business combinations and joint ventures	(1,152,620)	—
Repayment of loans from related parties	(79,930)	—
Lease payments received from finance leases	1,591	1,706

Net cash from (used in) investing activities	(680,230)	869,680

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 16 of 17

PRESS RELEASE
Thursday 27 March 2025 – 22:00 p.m. CET
Regulated information

(Purchase of) Proceeds from sale of treasury shares	(126,913)	—
Proceeds from new borrowings	2,722,525	2,694,127
Repayment of borrowings	(1,177,328)	(2,933,724)
Repayment of lease liabilities	(33,879)	(21,942)
Repayment of commercial paper	(357,171)	(458,272)
Repayment of sale and leaseback	(54,299)	(96,006)
Transaction costs related to issue of loans and borrowings	(19,223)	(14,530)
Dividends paid	(1,126,683)	(630,540)

Net cash from (used in) financing activities	(172,971)	(1,460,887)

Net increase (decrease) in cash and cash equivalents	(394,137)	246,173

Net cash and cash equivalents at the beginning of the period	429,370	179,929
Effect of changes in exchange rates	3,636	3,268

Net cash and cash equivalents at the end of the period	38,869	429,370

of which restricted cash	—	—

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech Page 17 of 17